Exhibit VI

LONGKLOOF LIMITED

No 2, The Forum, Grenville Street

St. Helier, Jersey, Channel Islands, JE1 4HH

                                        April __, 2012

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Re: New Frontier Media, Inc. (NOOF)

Dear ______:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of New Frontier Media, Inc. (the “Company”) in connection with the proxy solicitation that Longkloof Limited (“Longkloof”), and certain of its affiliates, are considering undertaking to elect directors (the “Solicitation”).  Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its stockholders.  This letter agreement will set forth the terms of our agreement.

Longkloof agrees to indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the Solicitation and any related transactions, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions or material breach of the terms of this letter agreement; provided, further, that all of Longkloof’s indemnification and other obligations hereunder shall terminate upon your becoming a director of the Company.  This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Solicitation and any related transactions (each, a “Loss”).

In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give Longkloof prompt written notice of such claim or Loss (provided that failure to promptly notify Longkloof shall not relieve it from any liability which it may have on account of this letter agreement, except to the extent Longkloof shall have been materially prejudiced by such failure).  Upon receipt of such written notice, Longkloof will provide you with counsel to represent you.  Such counsel shall be reasonably acceptable to you.  In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein.  Longkloof may not enter into any settlement of loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.  Notwithstanding anything to the contrary set forth in this letter agreement, Longkloof shall not be responsible for any fees, costs or expenses of separate legal counsel retained by you without Longkloof’s prior written approval.  In addition, you agree not to enter into any settlement of Loss or claim without the written consent of Longkloof, which consent will not be unreasonably withheld.

You hereby agree to keep confidential and not disclose to any party, without the consent of Longkloof, any confidential, proprietary or non-public information (collectively, “Information”) of Longkloof or its affiliates, which you have heretofore obtained or may obtain in connection with your role as a nominee of Longkloof. Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by Longkloof or its affiliates or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public.

Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information you may do so provided that you first promptly notify Longkloof so that Longkloof or any representative thereof may seek a protective order or other appropriate remedy or, in Longkloof’s sole discretion, waive compliance with the terms of this letter agreement.  In the event that no such protective order or other remedy is obtained or Longkloof does not waive compliance with the terms of this letter agreement, you may consult with counsel at the cost of Longkloof and you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential.

All Information, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by you containing such Information, shall be and remain the property of Longkloof and, upon the request of a representative of Longkloof, all such information shall be returned or, at Longkloof’s option, destroyed by you, with such destruction confirmed by you to Longkloof in writing.

This letter agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof.

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If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours,

Longkloof Limited

By:	Beaumont (Directors) Limited
a Jersey incorporated entity, corporate director

By:
	Name:	Cora Binchy
	Title:	Director of the corporate director

By:
	Name:	Karen Oliver
	Title:	Director of the corporate director

ACCEPTED AND AGREED: